SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

17 December, 2012

BP ANNOUNCES SALE OF NON-OPERATED
INTEREST IN SEAN GAS FIELD TO SSE PLC

BP announced today that, as part of its decision to market its stakes in non-operated North Sea assets, it has agreed to sell its interest in the Sean gas field in the UK North Sea to SSE plc for $288 million in cash.

The sale comprises BP's non-operated 50 per cent stake in Sean. Completion of the deal is anticipated during the first half of 2013, subject to regulatory approval.

Trevor Garlick, regional president of BP North Sea, said: "The divestment of BP's interest in the non-core, non-operated Sean field is consistent with our strategy of focusing on high value assets with long term growth potential."

In the last two weeks BP has also completed the sale of its non-operating stakes in the Alba and Britannia fields to Mitsui and the Draugen field in Norway to Shell, deals that were announced earlier in 2012.

Notes to Editors:

Sean Gas field:
· Sean is a gas field in the Southern North Sea and is operated by Shell. Current net BP production from Sean is around 18,000 barrels of oil equivalent per day

BP in the North Sea:
·    BP is a major investor in the North Sea (UK and Norway) with an extensive portfolio of production from existing reservoirs, new projects under development, and growth potential in undeveloped resources.

·    BP's annual North Sea production averages around 200,000 barrels of oil equivalent per day and the company has over three billion barrels of estimated proven and contingent resource available in the region.

· The company employs over 3,000 staff in its North Sea business and operates around 30 oil and gas fields.
·    BP-operated producing assets include Clair, Schiehallion, Foinaven and Magnus in the Shetland area; Andrew, ETAP. Harding and Bruce in the UK's central North Sea; and Valhall, Ula, and Hod in Norway. The company also operates the Sullom Voe Terminal in Shetland, the CATS gas terminal in Teesside and the Forties Pipeline System and Kinneil terminal in Scotland.

· BP plans to invest $10 billion (c £6.7billion) net over the next five years in the North Sea - including major projects in the UK and in Norway.
· Three major projects are currently underway in the UK - Clair Ridge, Quad 204 (Schiehallion) and Kinnoull - and two in Norway - Skarv and the Valhall Redevelopment.
·    BP's strategy to focus in the North Sea has already included the sale of the Wytch Farm oil field in Dorset, the Southern Gas Assets and the sale of its non-operated stakes in the Draugen, Alba and Britannia fields. BP also recently announced the sale of Harding, Maclure, Braes and Devenick to Taqa which is expected to complete in 2Q2013.  The total value of those assets sold, including this deal, is around $3.1 billion.

· Jefferies acted as financial adviser to BP in relation to this transaction.

Further information:
· BP Aberdeen press office: +44 1224 832030
· BP London press office: +44 20 7496 4076

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 December 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary